Filed Pursuant to Rule 424(b)(3)

Registration No. 333-112169

SUPPLEMENT NO. 9 DATED MARCH 31, 2005

TO PROSPECTUS DATED APRIL 23, 2004

APPLE REIT SIX, INC.

The following information supplements the prospectus of Apple REIT Six, Inc. dated April 23, 2004 and is part of the prospectus. This Supplement updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplement No. 7 (which was cumulative and replaced all prior Supplements), Supplement No. 8 and this Supplement No. 9.

Status of the Offering	S – 2
Recent Developments	S – 2
Acquisitions and Related Matters	S – 3
Summary of Contracts	S – 4
Our Properties	S – 5
Management	S – 8
Selected Financial Data	S – 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	S – 10
Experts	S – 16
Index to Financial Statements and Other Information	F – 1

The prospectus, and each supplement, contains forward-looking statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created by those laws. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on April 29, 2004. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of March 22, 2005, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	40,495,977	445,455,755	400,910,190

Total	45,257,882	$495,455,755	$445,910,190

RECENT DEVELOPMENTS

On March 14, 2005, we closed on the purchase of an additional hotel in Anchorage, Alaska for a gross purchase price of $11,500,000. This purchase involved the assumption of existing debt secured by the hotel in the approximate amount of $5,531,000.

On March 18, 2005, we closed on the purchase of two hotels in Florida for an aggregate gross purchase price of $16,850,000. In addition, on March 18, 2005, we closed on the purchase of an additional hotel in California for a gross purchase price of $11,500,000.

The purchase price for these four hotels was funded by our ongoing offering of units. We also used the proceeds of our ongoing offering to pay $797,000, representing 2% of the aggregate gross purchase price for the recently purchased hotels, as a commission to Apple Six Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of these recent purchases, we currently own a total of 15 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Overview

We purchased our hotels through our wholly-owned subsidiaries. Each hotel has been leased by our purchasing subsidiary to another one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the lessee and the applicable manager. For simplicity, the manager will be referred to below as the “manager.”

The hotel lease agreements and management agreements are among the contracts described in the next section. The table below specifies the franchises, purchasers, lessees and managers for our recently purchased hotels (with additional hotel information provided in a following section):

Hotel (a)	Franchise (b)	Purchaser/Lessor	Lessee	Manager (c)
Anchorage, Alaska	Hampton Inn	Apple Six Anchorage, Inc.	Apple Six Anchorage Management, Inc.	Stonebridge Realty Advisors, Inc.
Bakersfield, California	Hilton Garden Inn	Apple Six Hospitality, Inc.	Apple Six Hospitality Management, Inc.	Hilton Hotels Corporation
Lake Mary, Florida	Courtyard by Marriott	Apple Six Hospitality, Inc.	Apple Six Hospitality Management, Inc.	Stonebridge Realty Advisors, Inc.
Tallahassee, Florida	Hilton Garden Inn	Apple Six Hospitality, Inc.	Apple Six Hospitality Management, Inc.	Hilton Hotels Corporation

Note for Table:

(a)	Hotels are listed in order of lease closing date.
(b)	Trademarked (symbol omitted in table and elsewhere in this document). The Courtyard by Marriott franchise is the property of Marriott International, Inc. or one of its affiliates. The other franchises indicated above are the property of Hilton Hotels Corporation or one of its affiliates.
(c)	The Anchorage Hampton Inn was purchased from an affiliate of the manager.

We have no relationship or affiliation with the hotel sellers or the managers, except for the relationship resulting from our acquisitions, the management agreements and any related documents. No manager or any hotel management or licensing corporation (including Marriott International, Inc. or Hilton Hotels Corporation) or any of their affiliates will be deemed an issuer, obligor, sponsor or guarantor in respect of any securities described in our prospectus, nor will they have any responsibility or liability for any statement or omission in our prospectus or for such securities.

Our purchase contract remains in effect for one other hotel, which is located in Foothill Ranch, California and which contains 84 guest rooms. A purchase of this hotel would involve an aggregate gross purchase price of $7,400,000 and the assumption of certain debt secured by the hotel in the principal amount of approximately $4,500,000. We currently believe there is a reasonable probability that we will acquire this hotel, even though a number of material conditions to closing remain unsatisfied. There can be no assurance, however, that we will complete an acquisition of this hotel.

Assumption of Loan

With regard to the hotel in Anchorage, Alaska, we caused Apple Six Anchorage, Inc. (our wholly-owned subsidiary and the purchaser of the hotel) to assume an existing loan that remains secured by the hotel. On the date of purchase, the outstanding principal balance of the loan was $5,530,968. We do not consider this amount material in view of our operations and assets. The loan has a maturity date of April 1, 2009. The loan documents provide for a fixed annual rate of interest equal to 7.75%. Loan payments of principal and interest (on an amortized basis) are due on a monthly schedule.

SUMMARY OF CONTRACTS

Hotel Lease Agreements

Each of the recently purchased hotels is covered by a separate hotel lease agreement between our wholly-owned purchasing subsidiary and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. Each lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The annual base rents and lease commencement dates for the hotels are shown below:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Anchorage, Alaska	Hampton Inn	$1,236,503	March 14, 2005
Bakersfield, California	Hilton Garden Inn	840,951	March 18, 2005
Lake Mary, Florida	Courtyard by Marriott	389,200	March 18, 2005
Tallahassee, Florida	Hilton Garden Inn	858,214	March 18, 2005

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of the recently purchased hotels is being managed under separate management agreements between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotels and for collecting guest rents for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

With respect to the hotels that are franchised by Hilton Hotels Corporation or one of its affiliates, there are separate franchise license agreements between the franchisor and the applicable lessee (as specified in the previous section). The purchasers of these hotels, which are our wholly-owned subsidiaries, have entered into separate and substantially similar guarantees in which they have guaranteed the payment and performance of each lessee under the franchise license agreements.

With respect to the hotel in Lake Mary, Florida, there is a relicensing franchise agreement between Apple Six Hospitality Management, Inc. (which is our wholly-owned subsidiary and the lessee of the hotel) and Marriott International, Inc., or one of its affiliates. In addition, the subsidiary we use as the direct or indirect holder of our hotels (Apple Six Hospitality, Inc.) has separately guaranteed the payment and performance of the lessee under the relicensing franchise agreement.

Owner Agreement

With respect to the hotel in Lake Mary, Florida, there is a separate owner agreement between the purchaser and the lessee. The owner agreement generally provides that the purchaser (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the relicensing franchise agreement for the hotel; and (b) perform the obligations of the lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under the relicensing franchise agreement for the hotel.

OUR PROPERTIES

Our hotels, including our recently purchased hotels, offer guest rooms and suites, together with related amenities, that are consistent with their operation as extended-stay, select service or full service hotels. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their respective markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotels are adequately covered by insurance. The following tables present further information about the hotels.

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Current
Fort Worth, Texas	Springhill Suites	145	$13,340,000	$100 - 110	$11,138,840
Myrtle Beach, South Carolina	Courtyard by Marriott	135	9,200,000	89 - 129	7,193,760
Redmond, Washington	Marriott	262	64,000,000	200 - 250	53,809,757
Anchorage, Alaska	Hilton Garden Inn	125	18,900,000	109 - 139	14,697,350
Anchorage, Alaska	Homewood Suites	122	13,200,000	129 - 209	13,200,000
Phoenix, Arizona	Hampton Inn	99	6,700,000	69 - 109	5,259,450
Arcadia, California	Springhill Suites	86	8,100,000	119	6,465,600
Arcadia, California	Hilton Garden Inn	124	12,000,000	118 - 147	10,366,900
Lake Forest, California	Hilton Garden Inn	103	11,400,000	79 - 104	10,402,750
Lakewood, Colorado	Hampton Inn	170	10,600,000	59 - 79	5,043,000
Glendale, Colorado	Hampton Inn & Suites	133	14,700,000	59 - 169	8,640,500
Anchorage, Alaska	Hampton Inn	101	11,500,000	89 - 139	10,302,800
Bakersfield, California	Hilton Garden Inn	120	11,500,000	89 - 119	10,358,200
Lake Mary, Florida	Courtyard by Marriott	86	6,000,000	109 - 139	5,338,400
Tallahassee, Florida	Hilton Garden Inn	99	10,850,000	129 - 164	9,785,400

	Total (Current Hotels)	1,910	$221,990,000
Pending

Foothill Ranch, California	Hampton Inn	84	7,400,000	79 - 112	5,709,000

Total (Current and Pending Hotels)		1,994	$229,390,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate and frequent customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of each hotel.

Table 2. Operating Information (a)

PART A		Avg. Daily Occupancy Rates (%)
Hotel	Franchise	2001	2002	2003	2004	2005
Current

Fort Worth, Texas	Springhill Suites	—	—	—	51%	62%
Myrtle Beach, South Carolina	Courtyard by Marriott	58%	60%	63%	63%	50%
Redmond, Washington	Marriott	—	—	—	57%	65%
Anchorage, Alaska	Hilton Garden Inn	—	81%	80%	87%	79%
Anchorage, Alaska	Homewood Suites	—	—	—	71%	74%
Phoenix, Arizona	Hampton Inn	62%	61%	69%	75%	86%
Arcadia, California	Springhill Suites	72%	68%	74%	84%	82%
Arcadia, California	Hilton Garden Inn	59%	65%	75%	79%	74%
Lake Forest, California	Hilton Garden Inn	—	—	—	49%	59%
Lakewood, Colorado	Hampton Inn	—	—	32%	47%	49%
Glendale, Colorado	Hampton Inn & Suites	70%	69%	69%	66%	59%
Anchorage, Alaska	Hampton Inn	78%	84%	83%	87%	87%
Bakersfield, California	Hilton Garden Inn	—	—	—	49%	72%
Lake Mary, Florida	Courtyard by Marriott	79%	73%	68%	77%	88%
Tallahassee, Florida	Hilton Garden Inn	78%	77%	81%	83%	69%

Pending
Foothill Ranch, California	Hampton Inn	71%	73%	79%	67%	66%

PART B		Revenue per Available Room/Suite ($)
Hotel	Franchise	2001	2002	2003	2004	2005
Current

Fort Worth, Texas	Springhill Suites	—	—	—	$49	$58
Myrtle Beach, South Carolina	Courtyard by Marriott	$45	$48	$46	49	33
Redmond, Washington	Marriott	—	—	—	83	105
Anchorage, Alaska	Hilton Garden Inn	—	98	93	100	82
Anchorage, Alaska	Homewood Suites	—	—	—	90	71
Phoenix, Arizona	Hampton Inn	55	52	55	61	92
Arcadia, California	Springhill Suites	59	58	65	78	80
Arcadia, California	Hilton Garden Inn	55	59	68	76	78
Lake Forest, California	Hilton Garden Inn	—	—	—	47	57
Lakewood, Colorado	Hampton Inn	—	—	22	34	37
Glendale, Colorado	Hampton Inn & Suites	57	58	56	55	53
Anchorage, Alaska	Hampton Inn	90	89	84	88	88
Bakersfield, California	Hilton Garden Inn	—	—	—	39	61
Lake Mary, Florida	Courtyard by Marriott	82	75	62	71	79
Tallahassee, Florida	Hilton Garden Inn	84	88	91	95	70

Pending

Foothill Ranch, California	Hampton Inn	63	62	64	57	58

Note for Table 2:

(a)	The periods presented begin with the opening year of each hotel. Results of operations for those periods before the effective date of our ownership were provided by the applicable seller or manager for such periods.

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year	Real Property Tax Rate (c)	Real Property Tax
Current

Fort Worth, Texas	Springhill Suites	2004 (a)	3.1902%	$44,672
Myrtle Beach, South Carolina	Courtyard by Marriott	2004 (a)	24.4500%	66,068
Redmond, Washington	Marriott	2004 (a)	1.01916%	314,798
Anchorage, Alaska	Hilton Garden Inn	2004 (a)	1.6180%	186,732
Anchorage, Alaska	Homewood Suites	2004 (a)	1.6180%	94,250
Phoenix, Arizona	Hampton Inn	2004 (b)	12.3662%	106,171
Arcadia, California	Springhill Suites	2004 (b)	1.1536%	89,586
Arcadia, California	Hilton Garden Inn	2004 (b)	1.1205%	154,957
Lake Forest, California	Hilton Garden Inn	2004 (b)	2.0030%	23,513
Lakewood, Colorado	Hampton Inn	2004 (a)	8.4508%	134,197
Glendale, Colorado	Hampton Inn & Suites	2004 (a)	7.8728%	114,156
Anchorage, Alaska	Hampton Inn	2004 (a)	1.6180%	147,587
Bakersfield, California	Hilton Garden Inn	2004 (b)	1.1668%	20,477
Lake Mary, Florida	Courtyard by Marriott	2004 (a)	16.9012%	58,308
Tallahassee, Florida	Hilton Garden Inn	2004 (a)	22.0850%	77,151

Pending

Foothill Ranch, California	Hampton Inn	2004 (b)	1.2240%	47,436

Notes for Table 3:

(a)	Represents calendar year.
(b)	Represents fiscal year.
(c)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

(Remainder of Page is Intentionally Blank)

MANAGEMENT

In addition to Glade M. Knight, whose background is described in the prospectus, the Company has the following executive officers:

Kristian Gathright. Mrs. Gathright is Senior Vice President of Operations for the Company. In addition, Ms. Gathright serves as Chief Operating Officer and Senior Vice President of Operations for Apple Hospitality Two, Inc. and Senior Vice President of Operations for Apple Hospitality Five, Inc, each of which is a real estate investment trust. Prior to managing these companies, Mrs. Gathright served as Assistant Vice President and Investor Relations Manager for Cornerstone Realty Income Trust, Inc., a real estate investment trust or “REIT” which owned and operated apartment communities in Virginia, North Carolina, South Carolina, Georgia and Texas. From 1996 to 1998, she was an Asset Manager and Regional Controller of the Northern Region Operations for United Dominion Realty Trust, Inc., a real estate investment trust headquartered in Richmond, Virginia. From 1994 to 1996, she served as a Senior Staff Accountant at Ernst and Young LLP. Mrs. Gathright holds a Bachelor of Science degree, Graduate with Distinction, in Accounting from the McIntire School of Commerce at University of Virginia, Charlottesville, Virginia. Mrs. Gathright passed the Virginia CPA Exam in 1994.

Justin Knight. Mr. Knight is Senior Vice President of Acquisitions for the Company. Mr. Knight also serves as President of Apple Hospitality Two, Inc. and Senior Vice President of Acquisitions for Apple Hospitality Five, Inc., each of which is a real estate investment trust. Mr. Knight joined the companies in 2000. From 1999 to 2000, Mr. Knight served as Senior Account Manager for iAccess.com, LLP, a multi-media training company. In 1999 he was also an independent consultant with McKinsey & Company providing research for the company’s Evergreen Project. From 1997 to 1998, he served as President and Web Design Consultant of a Web development firm – Cornerstone Communications, LLC. From 1996 to 1998, Mr. Knight served as Senior Asset Manager and Director of Quality Control for Cornerstone Realty Income Trust, Inc., a REIT which owned and operated apartment communities in Virginia, North Carolina, South Carolina, Georgia and Texas. Mr. Knight is co-chairman for the Cashell Donahoe Scholarship Memorial Fund created to provide need-based scholarships to students of Southern Virginia University in Buena Vista, Virginia. Mr. Knight also serves on the Marriott Owners Advisory Council and the Hilton Garden Inn Advisory Council. Mr. Knight holds a Master of Business Administration degree with emphasis in Corporate Strategy and Finance from the Marriott School at Brigham Young University, Provo, Utah. He also holds a Bachelor of Arts degree, Cum Laude, in Political Science from Brigham Young University, Provo, Utah.

David McKenney. Mr. McKenney is President of Capital Markets for the Company. He also serves as President of Capital Markets for Apple Hospitality Two, Inc. and Apple Hospitality Five, Inc., each of which is a real estate investment trust. From 1994 to 2001, Mr. McKenney served as Senior Vice President and Treasurer of Cornerstone Income Trust, Inc., a REIT which owned and operated apartment communities in Virginia, North Carolina, South Carolina, Georgia and Texas. From 1992 to 1994, Mr. McKenney served as Chief Financial Officer for The Henry A. Long Company, a regional development firm located in Washington, D.C. From 1988 to 1992, Mr. McKenney served as a Controller at Bozzuto & Associates, a regional developer of apartments and condominiums in the Washington, D.C. area. Mr. McKenney also has five years of experience with Arthur Andersen & Company. Mr. McKenney is a Certified Public Accountant, holds a Virginia Real Estate Sales License, and is a member of the National Association of Real Estate Investment Trust (NAREIT) and the National Investor Relations Association (NIRA). Mr. McKenney holds Bachelor of Science degrees in Accounting and Management Information Systems from James Madison University, Harrisonburg, Virginia.

Bryan Peery. Mr. Peery is Senior Vice President, Chief Accounting Officer and Treasurer for the Company. He also serves as Senior Vice President, Chief Accounting Officer and Treasurer for Apple Hospitality Two, Inc. and Apple Hospitality Five, Inc., each of which is a real estate investment trust. Prior to his service with these companies, Mr. Peery served as President (2000-2003), Vice President-Finance (1998-2000) and Controller (1997-1998), of This End Up Furniture Company. Mr. Peery was with Owens & Minor, Inc. from 1991 until 1997, where he last served as Director and Assistant Controller-Financial Reporting. Mr. Peery’s experience also includes five years of service with KPMG LLP. Mr. Peery holds a Bachelor of Business Administration degree in Accounting from the College of William and Mary, Williamsburg, Virginia. Mr. Peery passed the Virginia CPA Exam in 1986.

SELECTED FINANCIAL DATA

(in thousands except per share and statistical data)	For the period January 20, 2004 (initial capitalization) through December 31, 2004
Revenues:
Room revenue	$12,092
Other revenue	2,343

Total revenue	14,435

Expenses:
Hotel expenses	9,750
Taxes, insurance and other	663
General and administrative	1,210
Depreciation	1,881
Interest and other expenses, net	(328)

Total expenses	13,176

Net income	$1,259

Per Share
Earnings per common share	$0.10
Distributions paid to common shareholders	$0.55
Weighted-average common shares outstanding—basic and diluted	12,300

Balance Sheet Data
Cash and cash equivalents	$142,790
Investment in hotels, net	$184,084
Total assets	$332,259
Notes payable-secured	$6,557
Shareholders’ equity	$325,099
Net book value per share	$9.56

Other Data
Cash flow from:
Operating activities	$2,904
Investing activities	$(183,840)
Financing activities	$323,702
Number of hotels owned at end of period	11
Average Daily Rate (ADR) (b)	$104.74
Occupancy	59.8%
Revenue Per Available Room (REVPAR) (c)	$62.63

Funds From Operations Calculation
Net income	$1,259
Depreciation	1,881

Funds from operations (a)	$3,140

FFO per share	$0.26

(a)	Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles—GAAP) excluding gains and losses from sales of depreciable property, plus depreciation and amortization. The Company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company’s activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs.
(b)	Total room revenue divided by number of rooms sold.
(c)	ADR multiplied by occupancy percentage.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(for the year ended December 31, 2004)

General

The Company was formed and initially capitalized on January 20, 2004, with its first investor closing on April 23, 2004. The Company owns 11 hotels within different markets in the United States. The Company intends to be treated as a Real Estate Investment Trust (“REIT”) for federal income tax purposes. The Company’s first hotel was acquired on May 28, 2004 and ten more were subsequently acquired throughout the year. Accordingly, the results of operations do not include a full year of operations for any of the hotels. Although hotel performance can be influenced by many factors including local competition, local and general economic conditions in the United States and the performance of individual managers assigned to each hotel, performance, in general, has met the Company’s expectations for the period owned in 2004. In evaluating financial condition and operating performance, the most important matters on which the Company focuses are revenue measurements, such as average occupancy, average daily rate and revenue per available room, and expenses, such as hotel operating expenses, general and administrative and other expenses described below.

Hotels Owned

The Company commenced operations in May 2004 with the purchase of its first hotel in Ft. Worth, Texas. As of December 31, 2004, the Company owned 11 hotels, with a total of 1,504 rooms. The following table summarizes the location, brand, date acquired, gross purchase price and number of rooms for each hotel:

City	State	Franchise/Brand	Date Acquired	Gross Purchase Price	Rooms
Ft. Worth	TX	Springhill Suites by Marriott	05/28/04	$13,340,000	145
Myrtle Beach	SC	Courtyard by Marriott	06/08/04	9,200,000	135
Redmond	WA	Marriott	07/07/04	64,000,000	262
Anchorage	AK	Hilton Garden Inn	10/12/04	18,900,000	125
Anchorage	AK	Homewood Suites by Hilton	10/12/04	13,200,000	122
Arcadia	CA	Hilton Garden Inn	10/12/04	12,000,000	124
Arcadia	CA	Springhill Suites by Marriott	10/12/04	8,100,000	86
Glendale	CO	Hampton Inn & Suites by Hilton	10/12/04	14,700,000	133
Lakewood	CO	Hampton Inn by Hilton	10/12/04	10,600,000	170
Lake Forest	CA	Hilton Garden Inn	10/12/04	11,400,000	103
Phoenix	AZ	Hampton Inn by Hilton	10/12/04	6,700,000	99

			Total	$182,140,000	1,504

Substantially all of the purchases were funded with proceeds of the Company’s ongoing best-efforts offering of Units. The Company leased all of its hotels to wholly-owned taxable REIT subsidiaries (collectively, the “lessee”) under master hotel lease agreements. The Company also used the proceeds of its ongoing offering to pay 2% of the gross purchase price for these hotels, which equals approximately $3.6 million, as a commission to Apple Six Realty Group, Inc. (“ASRG”). ASRG is owned by the Company’s chairman, Chief Executive Officer and President, Glade M. Knight.

No goodwill or intangible assets were recorded in connection with any of the acquisitions.

Management and Franchise Agreements

During 2004, Marriott International, Inc. (“Marriott”), or one of its affiliates, managed three of the Company’s hotels under three separate management agreements. In addition to management of the hotels, the agreements provide the Company with access to Marriott’s intellectual property and proprietary sales system.

The agreements generally provide for initial terms of 20 to 30 years with the potential to renew, contingent on mutual consent, for up to an additional 30 years. Fees associated with the agreements generally include the payment of base management fees, incentive management fees, marketing fees, reservation system fees as well as other fees which are allocated among all Marriott hotels receiving such services. Base management fees are calculated as a percentage of gross revenues. Incentive management fees are calculated as a percentage of operating profit in excess of a priority return to the Company, as defined in the management agreements. Marketing and reservation system fees are based on a percentage of guest room revenues. The Company has the option to terminate the management agreements if specified performance thresholds are not satisfied.

During 2004, Stonebridge Realty Advisors, Inc. (“Stonebridge”) managed eight of the Company’s hotels under eight separate management agreements. The agreements generally provide for initial terms of two years with the potential to renew for an additional 18 years. The first two renewal terms, the first for three years and the second for five years, are at the discretion of Stonebridge. The second two renewal terms, both for five years, are based on mutual consent. Fees associated with the agreements generally include the payment of base management fees, incentive management fees, accounting fees, and other fees for centralized services which are allocated among all of the hotels, managed by Stonebridge, that receive the benefit of such services. Base management fees are calculated as a percentage of gross revenues. Incentive management fees are calculated as a percentage of operating profit in excess of a priority return to the Company, as defined in the management agreements. The first two years of the agreements also include a performance guarantee from Stonebridge. The Company has the option to terminate the management agreements if specified performance thresholds are not satisfied. Stonebridge is not affiliated with either Marriott or Hilton, as a result, these hotels obtained eight separate franchise agreements with each respective franchisor. The Hilton franchise agreements generally provide for a term of 13 to 20 years. Fees associated with the agreements generally include the payment of royalty fees and program fees. The Marriott franchise agreement provides for an initial term of 15 years. The Company has the option to renew under the same terms for one additional ten year period. Fees associated with the agreement include the payment of royalty fees, marketing fees, reservation fees and a communications support fee.

As of December 31, 2004, management fees, system fees and franchise fees totaled $875,000, or 6% of revenue. These expenses are included in franchise and management fees in the consolidated statements of operations.

Results of Operations

During the period from January 20, 2004 to May 27, 2004, the Company owned no properties, had no revenue and was engaged in initial capital-raising activities. During this period, the Company incurred miscellaneous start-up costs and interest expense related to an unsecured line of credit. Since operations commenced on May 28, 2004, with the Company’s first acquisition, a comparison to prior year results is not possible or meaningful. In general, performance at the Company’s hotels have met expectations for the short period held. Hotel performance is impacted by many factors including the economic conditions in the United States, as well as each locality. As a result, there can be no assurance that the Company’s operating performance will continue to meet expectations in the future.

Revenues

The Company’s principal source of revenue is hotel room revenue and other related revenue. Hotel operations are for the 11 hotels acquired through December 31, 2004 for their respective periods owned. For the period ended December 31, 2004, the Company had room revenue and other revenue of $12,092,475 and $2,342,564, respectively. For the period ended December 31, 2004, the hotels achieved average occupancy of 59.8%, average daily rate, or ADR of $104.74 and revenue per available room, or RevPAR of $62.63. ADR is calculated as room revenue divided by the number of rooms sold, and RevPAR is calculated as occupancy multiplied by ADR.

For the period ended December 31, 2004, the Company had interest income of $435,199. Interest income represents earnings on excess cash invested in short term money market instruments, pending investment in hotel properties.

Expenses

Expenses for the period ended December 31, 2004 represented the expenses related to the 11 hotels purchased in 2004 during their respective periods owned.

For the period ended December 31, 2004, hotel operating expenses totaled $9,749,909 or 68% of total revenue. This percentage is expected to decrease as revenues for newly opened properties ramp up.

Taxes, insurance, and other expenses for the period ended December 31, 2004 was $662,967 or 4.6% of total revenue.

General and administrative expense for the period ended December 31, 2004 was $1,209,867 or 8.4% of total revenue. The Company anticipates this percentage to decrease as the Company’s asset base grows. The principal components of general and administrative expense are advisory fees, legal fees, accounting fees and reporting expense.

Depreciation expense for the period ended December 31, 2004 was $1,880,610. Depreciation expense represents expense of the Company’s 11 hotels and related personal property for their respective periods owned.

Interest expense for the period ended December 31, 2004 was $107,000. Interest expense arose from debt assumed with the acquisition of the Hampton Inn & Suites hotel in Glendale, Colorado.

Related Party Transactions

The Company has significant transactions with related parties. These transactions cannot be construed to be arms length, and the results of the Company’s operations may be different if these transactions were conducted with non-related parties.

The Company has a contract with ASRG, a related party, to provide brokerage services for the acquisition and disposition of the Company’s real estate assets. In accordance with the contract, ASRG is paid a fee of 2% of the gross purchase price of any acquisitions or gross sale price of any dispositions of real estate investments, subject to certain conditions. As of December 31, 2004, total payments to ASRG for services under the terms of this contract were $3.6 million, which was capitalized as a part of the purchase price of the hotels.

The Company is party to an advisory agreement with Apple Six Advisors, Inc. (“ASA”), pursuant to which ASA provides management services to the Company. An annual fee ranging from .1% to .25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, are payable for these services. ASA utilizes Apple Hospitality Two, Inc. (“AHT”) to provide these services. Payments and expenses to ASA in 2004, totaled $427,000.

Mr. Knight is also Chairman and CEO of Apple Hospitality Two, Inc. (a hospitality REIT), Apple Hospitality Five, Inc. (a hospitality REIT), Cornerstone Realty Income Trust, Inc. (an apartment REIT), ASRG and ASA. The Company’s Board of Directors is the same as Apple Hospitality Two, Inc. and Apple Hospitality Five, Inc.

The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, Chairman, Chief Executive Officer and President of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into common shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement with ASA, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the $1 billion offering made by this prospectus according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$350 million	8.49719
$400 million	9.70287
$450 million	10.90855
$500 million	12.11423
$550 million	13.31991
$600 million	14.52559
$650 million	15.73128
$700 million	16.93696
$750 million	18.14264
$800 million	19.34832
$850 million	20.55400
$900 million	21.75968
$950 million	22.96537
$1 billion	24.17104

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, compensation expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per unit fair market value). Based on equity raised through December 31, 2004, if a triggering event had been probable, compensation expense would have ranged from $0 to $22.4 million.

Liquidity and Capital Resources

Commercial Commitments (000’s)	Total	Amount of Commitment expiring per period
		Less than 1 year	2-3 Years	4-5 Years	Over 5 Years
Debt (including interest of $3.1 million)	$9,705	$639	$1,277	$1,277	$6,512
Property Purchase Commitments	82,945	82,945	—	—	—

Total Commercial Commitments	$92,650	$83,584	$1,277	$1,277	$6,512

Cash and Cash Equivalents

Cash and cash equivalents totaled $142,790,213 at December 31, 2004. The Company plans to use this cash for acquisitions, distributions to shareholders, debt service, and general corporate expenses.

Capital Requirements and Resources

The Company was formed and initially capitalized on January 20, 2004, with its first investor closing on April 23, 2004.

The cash flow generated from the ongoing offering, the properties owned and any short term investments are the Company’s principal source of liquidity. In addition, the Company may borrow funds, subject to limitations set forth in its bylaws.

The Company anticipates that cash flow, and cash on hand, will be adequate to cover its operating expenses and to permit the Company to meet its anticipated liquidity requirements, including distribution requirements. The Company intends to use the proceeds from the Company’s on-going best-efforts offering, and cash on hand, to purchase hotel properties.

To maintain its REIT status the Company is required to distribute at least 90% of its ordinary income. Distributions in 2004 totaled $9.5 million and were paid monthly at a rate of $0.073 per share and included a return of capital. The timing and amounts of distributions to shareholders are within the discretion of the Company’s Board of Directors. The amount and frequency of future distributions, and the amount of capital returned, will depend on the Company’s results of operations, cash flow from operations, economic conditions, working capital requirements, cash requirements to fund investing and financing activities, capital expenditure requirements, including improvements to and expansions of properties and the acquisition of additional properties, as well as the distribution requirements under federal income tax provisions for qualification as a REIT.

The Company has on-going capital commitments to fund its capital improvements. The Company is required, under all of the hotel management agreements, to make available, for the repair, replacement, refurbishing of furniture, fixtures, and equipment, an amount of 1% to 4% of gross revenues provided that such amount may be used for the Company’s capital expenditures with respect to the hotels. The Company expects that this amount will be adequate to fund required repair, replacement, and refurbishments and to maintain the Company’s hotels in a competitive condition. As of December 31, 2004, the Company held $2.6 million in reserve.

The Company is raising equity through a best-efforts offering of Units by David Lerner Associates, Inc. Each Unit is equal to one common share and one Series A preferred share of the Company. The Company achieved the minimum offering of 4,761,905 Units at a price of $10.50 per Unit as of April 23, 2004. As of December 31, 2004, the Company had sold 34,019,692 Units under this offering with net proceeds totaling $333.3 million. The Company is continuing the offering at $11.00 per Unit in accordance with the prospectus for the Company’s offering.

The Company has entered into contracts for the purchase of eight hotels for a total purchase price of approximately $82,945,000. Three of the eight hotels are under construction and should be completed over the next twelve months. The other five hotels are expected to close in the first half of 2005. The contracts are subject to normal due diligence and no assurances can be given that all of the conditions to closing will be satisfied. It is anticipated substantially all of the purchase price will be paid from cash on hand. Two of the hotels have secured debt that will be assumed as part of the purchase price. The properties are located in Alaska, California, Florida, and Texas.

Subsequent Events

In January 2005, the Company declared and paid $2,494,799 or $.073 per share, in a distribution to its common shareholders.

In February 2005, the Company declared and paid $2,762,046 or $.073 per share, in a distribution to its common shareholders.

In January 2005, the Company closed on an additional 3,644,247 Units, representing gross proceeds of $40,086,717 and proceeds net of selling and marketing costs of $36,078,045.

In February 2005, the Company closed on an additional 4,328,700 Units, representing gross proceeds of $47,615,700 and proceeds net of selling and marketing costs of $42,854,130.

Impact of Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operators’ ability to raise room rates. Currently the Company is not experiencing any material impact from inflation.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at the Company’s hotels may cause quarterly fluctuations in its revenues. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, the Company expects to utilize cash on hand to make distributions.

Critical Accounting Policies

The following contains a discussion of what the Company believes to be critical accounting policies. These items should be read to gain a further understanding of the principles used to prepare the Company’s financial statements. These principles include application of judgment; therefore, changes in judgments may have a significant impact on the Company’s reported results of operations and financial condition.

Capitalization Policy

The Company considers expenditures to be capital in nature based on the following criteria: (1) for a single asset, the cost must be at least $500, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (2) for group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, with the aggregate cost of the group purchase being at least $750, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (3) for major repairs to buildings, the repair must be at least $2,500 and the useful life of the asset must be substantially extended.

Impairment Losses Policy

The Company records impairment losses on hotel properties used in operations if indicators of impairment are present, and the sum of the undiscounted cash flows estimated to be generated by the respective properties are less than the properties’ carrying amounts. Impairment losses are measured as the difference between the asset’s fair value less cost to sell, and its carrying value. No impairment losses have been recorded to date.

Investment Policy

The purchase price of real estate properties acquired is allocated to the various components, such as land, buildings and improvements, intangible assets and in-place leases as appropriate, in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations”. The purchase price is allocated based on the fair value of each component at the time of acquisition. Generally the Company does not acquire real estate assets that have in-place leases as lease terms for hotel properties are very short term in nature. The Company has not allocated any purchase price to intangible assets such as management contracts and franchise agreements as such contracts are generally at current market rates and any other value attributable to these contracts are not considered material.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) and subsequently revised FIN 46 in December 2003. Effective January 1, 2004, the Company adopted the provisions of FIN 46. The Company did not identify any variable interest entities (VIEs) of which the Company is the primary beneficiary, thus, the Company was not required to consolidate any VIEs.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123 (R) is similar to the approach described in Statement 123. However, Statement 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values, pro forma disclosure is no longer an alternative. Statement 123 (R) must be adopted no later than July 1, 2005 by the Company. The Company is in the process of analyzing the impact of this new standard.

EXPERTS

Our consolidated financial statements (and schedule) at December 31, 2004 and January 20, 2004 (initial capitalization), and for the period from January 20, 2004 (initial capitalization) to December 31, 2004, appearing on the following pages, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Apple REIT Six, Inc.

We have audited the accompanying consolidated balance sheets of Apple REIT Six, Inc. (the “Company”) as of December 31, 2004 and January 20, 2004 (initial capitalization), and the related consolidated statement of operations, shareholders’ equity, and cash flows for the period from January 20, 2004 (initial capitalization) to December 31, 2004. Our audits also included the financial statement schedule listed in the Index. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apple REIT Six, Inc. at December 31, 2004 and January 20, 2004 (initial capitalization), and the consolidated results of its operations and its cash flows for the period from January 20, 2004 (initial capitalization) through December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    ERNST & YOUNG LLP

Richmond, Virginia

March 4, 2005

Apple REIT Six, Inc.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31, 2004	January 20, 2004 (initial capitalization)
ASSETS
Investment in hotels, net of accumulated depreciation of $1,881	$184,084	$—
Cash and cash equivalents	142,790	24
Restricted cash-furniture, fixtures and other escrows	2,570	—
Due from third party manager, net	1,103	—
Other assets, net	1,712	—

TOTAL ASSETS	$332,259	$24

LIABILITIES
Notes payable-secured	$6,557	$—
Accounts payable and accrued expenses	603	—

TOTAL LIABILITIES	7,160	—

SHAREHOLDERS’ EQUITY
Preferred stock, authorized 15,000,000 shares; none issued and outstanding	—	—
Series A preferred stock, no par value, authorized 200,000,000 shares; issued and outstanding 34,019,692 and 10 shares, respectively	—	—
Class B convertible stock, no par value, authorized 240,000 shares; issued and outstanding 240,000 shares, respectively	24	24
Common stock, no par value, authorized 200,000,000 shares; issued and outstanding 34,019,692 and 10 shares, respectively	333,295	—
Distributions greater than net income	(8,220)	—

TOTAL SHAREHOLDERS’ EQUITY	325,099	24

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$332,259	$24

See notes to consolidated financial statements.

Note: The company was formed on January 20, 2004 and commenced operations on May 28, 2004.

Apple REIT Six, Inc.

Consolidated Statement of Operations

(in thousands, except per share data)

For the period January 20, 2004 (initial capitalization) through December 31, 2004
Revenues:
Room revenue	$12,092
Other revenue	2,343

Total revenue	14,435

Expenses:
Operating expense	5,070
Hotel administrative expense	1,625
Sales and marketing	1,041
Utilities	586
Repair and maintenance	553
Franchise fees	372
Management fees	503
Taxes, insurance and other	663
General and administrative	1,210
Depreciation expense	1,881

Total expenses	13,504

Operating income	931

Interest income	435
Interest expense	(107)

Net income	$1,259

Basic and diluted income per common share	$0.10

Weighted average shares outstanding—basic and diluted	12,300

Distributions declared per common share	$0.55

See notes to consolidated financial statements.

Note: The company was formed on January 20, 2004 and commenced operations on May 28, 2004.

Apple REIT Six, Inc.

Consolidated Statement of Shareholders’ Equity

(in thousands)

	Common Stock		Class B Convertible Stock		Distributions Greater than Net income	Total Shareholders’ Equity
	Number of Shares	Amount	Number of Shares	Amount
Initial capitalization at January 20, 2004	—	$—	240	$24	$—	$24
Net proceeds from the sale of common shares	34,020	333,295	—	—	—	333,295
Net income	—	—	—	—	1,259	1,259
Cash distributions declared and paid to shareholders ($.55 per share)	—	—	—	—	(9,479)	(9,479)

Balance at December 31, 2004	34,020	$333,295	240	$24	$(8,220)	$325,099

See notes to consolidated financial statements.

Note: The company was formed on January 20, 2004 and commenced operations on May 28, 2004.

Apple REIT Six, Inc.

Consolidated Statement of Cash Flows

(in thousands)

For the period January 20, 2004 (initial capitalization) through December 31, 2004
Cash flow from operating activities:
Net income	$1,259
Adjustments to reconcile to cash provided by operating activities:
Depreciation	1,881
Changes in operating assets and liabilities, net of amounts acquired/assumed:
Due from third party manager	(511)
Other assets	(77)
Accrued expenses	352

Net cash provided by operating activities	2,904

Cash flow from investing activities:
Cash paid in acquisition of hotels	(180,758)
Cash paid for potential acquisition of hotels	(1,575)
Acquisition of other real estate	(924)
Capital improvements	(289)
Net increase in cash restricted for property improvements	(294)

Net cash used in investing activities	(183,840)

Cash flow from financing activities:
Payment of financing costs	(68)
Repayment of secured notes payable	(46)
Net proceeds from issuance of common stock	333,295
Cash distributions paid to shareholders	(9,479)

Net cash provided by financing activities	323,702

Increase in cash and cash equivalents	142,766

Cash and cash equivalents, beginning of period	24

Cash and cash equivalents, end of period	$142,790

Supplement information:
Interest paid	$107

Non-cash transactions:
Notes payable-secured assumed in acquisitions	$6,603

See notes to consolidated financial statements.

Note: The company was formed on January 20, 2004 and commenced operations on May 28, 2004.

Notes to Consolidated Financial Statements

Note 1

General Information and Summary of Significant Accounting Policies

Organization

Apple REIT Six, Inc. (the “Company”) is a Virginia corporation formed to invest in hotels, residential apartment communities and other selected real estate in selected metropolitan areas in the United States. Initial capitalization occurred on January 20, 2004 and operations began on May 28, 2004 when the Company acquired its first hotel. Therefore, no comparative statement of operations or cash flows for prior periods can be presented. The Company has no foreign operations or assets and its operating structure includes only one segment. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

The Company intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The REIT Modernization Act, effective January 1, 2001, permits real estate investment trusts to establish taxable businesses to conduct certain previously disallowed business activities. The Company has wholly-owned taxable REIT subsidiaries (collectively, the “Lessee”), which lease all of the Company’s hotels. The hotels are operated and managed by affiliates of either Marriott International Inc. (“Marriott”) or Stonebridge Realty Advisors Inc. (“Stonebridge”) under hotel management agreements.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximates their carrying value. All cash and cash equivalents are currently held at one institution, Wachovia Bank, N.A, and the balances may at times exceed federal depository insurance limits.

Investment in Hotels and Related Depreciation

The hotels are stated at cost, net of depreciation, and include real estate brokerage commissions paid to Apple Six Realty Group, Inc. (“ASRG”), a related party owned by Glade M. Knight, Chairman, CEO and President of the Company. Repair and maintenance costs are expensed as incurred while significant improvements, renovations, and replacements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which are 39 years for buildings and major improvements and three to seven years for furniture and equipment.

The Company considers expenditures to be capital in nature based on the following criteria: (1) for a single asset, the cost must be at least $500, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (2) for group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, with the aggregate cost of the group purchase being at least $750, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (3) for major repairs to buildings, the repair must be at least $2,500 and the useful life of the asset must be substantially extended.

The Company records impairment losses on hotel properties used in the operations if indicators of impairment are present, and the undiscounted cash flows estimated to be generated by the respective properties are less than their carrying amount. Impairment losses are measured as the difference between the asset’s fair value less cost to sell, and its carrying value. No impairment losses have been recorded to date.

The purchase price of real estate properties acquired is allocated to the various components, such as land, buildings and improvements, intangible assets and in-place leases as appropriate, in accordance with Statement

Notes to Consolidated Financial Statements—(Continued)

of Financial Accounting Standards No. 141, “Business Combinations”. The purchase price is allocated based on the fair value of each component at the time of acquisition. Generally, the Company does not acquire real estate assets that have in-place leases as lease terms for hotel properties are very short term in nature. There has been no allocation of purchase price to intangible assets such as management contracts and franchise agreements as such contracts are generally at current market rates and any other value attributable to these contracts are not considered material.

Revenue Recognition

Revenue is recognized as earned, which is generally defined as the date upon which a guest occupies a room or utilizes the hotel’s services.

Offering Costs

As of December 31, 2004, the Company had incurred approximately $38.5 million in costs related to its best-efforts offering of Units. Each Unit is equal to one common share, no par value and one Series A preferred share of the Company. The first closing of Units occurred on April 23, 2004 with the sale of 4,761,905 Units at $10.50 per Unit, with proceeds net of commissions totaling $45 million. As of December 31, 2004, the Company had closed on additional sales of 29,257,787 Units at $11.00 per Unit, with proceeds net of commissions totaling approximately $289.7 million.

Comprehensive Income

The Company recorded no comprehensive income for the period ended December 31, 2004.

Earnings Per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. There were no dilutive shares outstanding at December 31, 2004. As a result, basic and dilutive outstanding shares were the same. Series B preferred convertible shares are not included in earnings per common share calculations until such time it becomes probable that such shares can be converted to common shares (see Note 4).

Federal Income Taxes

The Company is operated as, and will annually elect to be taxed as, a REIT under Section 856 to 860 of the Internal Revenue Code. Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from income reported for financial reporting purposes primarily due to the differences for federal income tax purposes in the estimated useful lives used to compute depreciation. The characterization of 2004 distributions of $0.55 per share for tax purposes was 47% ordinary income and 53% return of capital (unaudited).

The Lessee, as a taxable REIT subsidiary of the Company, is subject to federal and state income taxes. The taxable REIT subsidiary incurred a loss for the year ended December 31, 2004, and therefore did not have any tax expense. No operating loss benefit has been recorded in the consolidated balance sheet since realization is uncertain. Total net operating loss carry forward for federal income tax purposes was approximately $2.9 million. There are no material differences between the book and tax basis of the Company’s assets.

Sales and Marketing Costs

Sales and marketing costs are expensed when incurred. These costs represent the expense for franchise advertising and reservation systems under the terms of the hotel management and franchise agreements and general and administrative expenses that are directly attributable to advertising and promotion.

Notes to Consolidated Financial Statements—(Continued)

Stock Incentive Plans

The Company elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employee stock options. As discussed in Note 5, the alternative fair value accounting provided for under FASB Statement No. 123, “Accounting for Stock-Based Compensation”, (“FASB 123”) requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company’s stock options equals the market price of the underlying stock on the date of grant and other criteria are met, no compensation expense is recognized.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Summary of Significant Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) and subsequently revised FIN 46 in December 2003. Effective January 1, 2004, the Company adopted the provisions of FIN 46. The Company did not identify any variable interest entities (VIEs) of which the Company is the primary beneficiary, thus, the Company was not required to consolidate any VIEs.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123 (R) is similar to the approach described in Statement 123. However, Statement 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values, pro forma disclosure is no longer an alternative. Statement 123 (R) must be adopted no later than July 1, 2005 by the Company. The Company is in the process of analyzing the impact of this new standard.

Note 2

Investments in Hotels

As of December 31, 2004, the Company owned 11 hotels consisting of the following: one Courtyard by Marriott hotel, one full service Marriott hotel, one Homewood Suites by Hilton hotel, two Springhill Suites by Marriott hotels, three Hilton Garden Inn hotels, and three Hampton Inn by Hilton hotels. The hotels are located in various states and, in aggregate, consist of 1,504 rooms.

Investment in hotels consisted of the following:

Land	$32,300,563
Building and Improvements	146,359,037
Furniture, Fixtures and Equipment	7,305,111

185,964,711
Less Accumulated Depreciation	(1,881,205)

Investments in Hotels, net	$184,083,506

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the location, brand, date acquired, gross purchase price and number of rooms for each hotel:

City	State	Franchise/Brand	Date Acquired	Gross Purchase Price	Rooms
Ft. Worth	TX	Springhill Suites by Marriott	05/28/04	$13,340,000	145
Myrtle Beach	SC	Courtyard by Marriott	06/08/04	9,200,000	135
Redmond	WA	Marriott	07/07/04	64,000,000	262
Anchorage	AK	Hilton Garden Inn	10/12/04	18,900,000	125
Anchorage	AK	Homewood Suites by Hilton	10/12/04	13,200,000	122
Arcadia	CA	Hilton Garden Inn	10/12/04	12,000,000	124
Arcadia	CA	Springhill Suites by Marriott	10/12/04	8,100,000	86
Glendale	CO	Hampton Inn & Suites by Hilton	10/12/04	14,700,000	133
Lakewood	CO	Hampton Inn by Hilton	10/12/04	10,600,000	170
Lake Forest	CA	Hilton Garden Inn	10/12/04	11,400,000	103
Phoenix	AZ	Hampton Inn by Hilton	10/12/04	6,700,000	99

			Total	$182,140,000	1,504

Substantially all of the purchases were funded with proceeds of the Company’s ongoing best-efforts offering of Units. The Company leased all of its hotels to wholly-owned taxable REIT subsidiaries (collectively, the “lessee”) under master hotel lease agreements. The Company also used the proceeds of its ongoing offering to pay 2% of the gross purchase price for these hotels, which equals approximately $3.6 million, as a commission to ASRG.

No goodwill or intangible assets were recorded in connection with any of the acquisitions.

Note 3

Notes Payable and Credit Agreements

During the first quarter of 2004, the Company obtained an unsecured line of credit, with a principal amount of $400,000, to fund some of its offering expenses. The lender was Wachovia Bank, N.A. The line of credit bore interest at the bank’s prime rate and interest was payable monthly. Glade M. Knight, the Company’s Chairman, Chief Executive Officer and President, guaranteed repayment of the line of credit. Mr. Knight did not receive any consideration in exchange for providing this guarantee. The Company repaid this debt in May 2004 with proceeds from the sale of Units and extinguished the line of credit.

In conjunction with the October 2004 acquisition of the Hampton Inn & Suites hotel in Glendale, Colorado, the Company assumed debt in the amount of $6,602,661 which is secured by a first mortgage on the hotel. The loan matures on January 1, 2013. As of December 31, 2004, the outstanding principal balance for this loan was $6,557,172. The annual interest rate is 6.93% and payments of principal and interest are due in monthly installments. The amount due each month is $53,206 with a balloon payment of $4,649,923 due January 1, 2013.

The aggregate amounts of principal payable under the Company’s promissory note, for the five years subsequent to December 31, 2004 are as follows:

Total
2005	$190,021
2006	203,616
2007	218,184
2008	233,794
2009	250,520
Thereafter	5,461,037

$6,557,172

Notes to Consolidated Financial Statements—(Continued)

Note 4

Shareholders’ Equity

The Company is currently conducting an on-going best-efforts offering. The Company registered its Units on Registration Statement Form S-11 (File No. 333-112169) filed April 20, 2004. The Company began its best-efforts offering (the “Offering”) of Units, on the same day the Registration Statement was declared effective by the Securities and Exchange Commission. Each Unit consists of one common share and one Series A preferred share. The Offering is continuing as of the date of these financial statements. The managing underwriter is David Lerner Associates, Inc and all of the Units are being sold for the Company’s account.

The Series A preferred shares have no voting rights and no conversion rights. In addition, the Series A preferred shares are not separately tradable from the common shares to which they relate. The Series A preferred shares do not have any distribution rights except a priority distribution upon the sale of the Company’s assets. The priority distribution (“Priority Distribution”) will be equal to $11.00 per Series A preferred share, and will be paid before any distribution will be made to the holders of any other shares. Upon the Priority Distribution the Series A preferred shares will have no other distribution rights.

The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, Chairman, Chief Executive Officer and President of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into common shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement with Apple Six Advisors, Inc. (“ASA”), or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Notes to Consolidated Financial Statements—(Continued)

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the $1 billion offering made by this prospectus according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$350 million	8.49719
$400 million	9.70287
$450 million	10.90855
$500 million	12.11423
$550 million	13.31991
$600 million	14.52559
$650 million	15.73128
$700 million	16.93696
$750 million	18.14264
$800 million	19.34832
$850 million	20.55400
$900 million	21.75968
$950 million	22.96537
$1 billion	24.17104

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, compensation expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per unit fair market value). Based on equity raised through December 31, 2004, if a triggering event had been probable, compensation expense would have ranged from $0 to $22.4 million.

The Company’s articles of incorporation authorize issuance of up to 15 million additional preferred shares. No preferred shares other than the Series A preferred shares and the Series B convertible preferred shares (discussed above) have been issued. The Company believes that the authorization to issue additional preferred shares benefits the Company and its shareholders by permitting flexibility in financing additional growth, giving the Company additional financing options in corporate planning and in responding to developments in business, including financing of additional acquisitions and other general corporate purposes. Having authorized preferred shares available for issuance in the future gives the Company the ability to respond to future developments and allows preferred shares to be issued without the expense and delay of a special shareholders’ meeting. At present, the Company has no specific financing or acquisition plans involving the issuance of additional preferred shares

Notes to Consolidated Financial Statements—(Continued)

and the Company does not propose to fix the characteristics of any series of preferred shares in anticipation of issuing preferred shares other than the Series A preferred shares and Series B convertible preferred shares discussed above. The Company cannot now predict whether or to what extent, if any, additional preferred shares will be used or if so used what the characteristics of a particular series may be. The voting rights and rights to distributions of the holders of common shares will be subject to the prior rights of the holders of any subsequently-issued preferred shares. Unless otherwise required by applicable law or regulation, the preferred shares would be issuable without further authorization by holders of the common shares and on such terms and for such consideration as may be determined by the board of directors. The preferred shares could be issued in one or more series having varying voting rights, redemption and conversion features, distribution (including liquidating distribution) rights and preferences, and other rights, including rights of approval of specified transactions. A series of preferred shares could be given rights that are superior to rights of holders of common shares and a series having preferential distribution rights could limit common share distributions and reduce the amount holders of common shares would otherwise receive on dissolution.

Note 5

Stock Incentive Plans

On January 20, 2004, the Board of Directors approved a Non-Employee Directors Stock Option Plan (the “Directors Plan”) whereby directors, who are not employees of the Company or affiliates, automatically receive the option to purchase Units. Under the Directors Plan, the number of Units authorized for issuance is equal to 45,000 plus 1.8% of the number of Units sold in excess of the minimum offering of 4,761,905 Units. This plan currently relates to the initial public offering of 91,125,541 Units. Therefore, the maximum number of Units authorized under the Directors Plan is currently 571,640 based on the number of shares issued as of December 31, 2004. The options expire 10 years from the date of grant.

On January 20, 2004, the Board of Directors approved an Incentive Stock Option Plan (the “Incentive Plan”) whereby incentive awards may be granted to certain employees of the Company or affiliates. Under the Incentive Plan, the number of Units authorized for issuance is equal to 35,000 plus 4.625% of the number of Units sold in the initial offering in excess of 4,761,905. This plan also currently relates to the initial public offering of 91,125,541 Units. Therefore, the maximum number of Units that can be issued under the Incentive Plan is currently 1,388,173 based on the number of shares issued as of December 31, 2004.

Both plans generally provide, among other things, that options be granted at exercise prices not lower than the market value of the Units on the date of grant. Under the Incentive Plan, at the earliest, options become exercisable at the date of the grant. The options expire 10 years from the date of the grant. In the first quarter of 2004, the Company granted 22,000 options to purchase shares under the Directors Plan and granted no options under the Incentive Plan. In the second quarter of 2004, the Company granted 7,548 options to purchase shares under the Directors Plan and granted no options under the Incentive Plan. All of the options issued vested at the date of issuance. No options were granted under the Directors Plan or Incentive Plan during the third or fourth quarter of 2004. Activity in the Company’s share option plan during 2004 is summarized in the following table:

2004
Outstanding, beginning of year:	—
Granted	29,548
Exercised	—
Expired or canceled	—

Outstanding, end of year:	29,548

Exercisable, end of year:	29,548

The weighted-average exercise price:	$11.00

Notes to Consolidated Financial Statements—(Continued)

The following information about stock-based compensation costs reconciles the difference of accounting for stock-based compensation under the intrinsic value method of APB No. 25 and related interpretations and the fair value method prescribed under SFAS No. 123.

Year ended December 31, 2004
Net income, as reported	$1,259,273
Deduct: Stock-based compensation expense* determined under fair value based method for all awards, net of related tax effects	32,503

Pro forma net income as if the fair value method had been applied to all option grants	$1,226,770

Income per common share
Basic and diluted-as reported	$0.10
Basic and diluted-pro forma	$0.10

*	All options issued to date have been 100% vested upon issuance.

Pro forma information regarding net income and earnings per share is required by FASB 123, under the fair value method described in that statement. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: risk-free interest rates of 4.14%, expected volatility of approximately 0.272, expected dividend yield of 8% and expected life of approximately 10 years. Fair value of options granted was $1.10.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

Note 6

Management and Franchise Agreements

During 2004, Marriott, or one of its affiliates, managed three of the Company’s hotels under three separate management agreements. In addition to management of the hotels, the agreements provide the Company with access to Marriott’s intellectual property and proprietary sales system. The agreements generally provide for initial terms of 20 to 30 years with the potential to renew, contingent on mutual consent, for up to an additional 30 years. Fees associated with the agreements generally include the payment of base management fees, incentive management fees, marketing fees, reservation system fees as well as other fees which are allocated among all Marriott hotels receiving such services. Base management fees are calculated as a percentage of gross revenues. Incentive management fees are calculated as a percentage of operating profit in excess of a priority return to the Company, as defined in the management agreements. Marketing and reservation system fees are based on a percentage of guest room revenues. The Company has the option to terminate the management agreements if specified performance thresholds are not satisfied.

During 2004, Stonebridge managed eight of the Company’s hotels under eight separate management agreements. The agreements generally provide for initial terms of two years with the potential to renew for an additional 18 years. The first two renewal terms, the first for three years and the second for five years, are at the discretion of Stonebridge. The second two renewal terms, both for five years, are based on mutual consent. Fees associated with the agreements generally include the payment of base management fees, incentive management fees, accounting fees, and other fees for centralized services which are allocated among all of the hotels, managed by Stonebridge, that receive the benefit of such services. Base management fees are calculated as a percentage of gross revenues. Incentive management fees are calculated as a percentage of operating profit in

Notes to Consolidated Financial Statements—(Continued)

excess of a priority return to the Company, as defined in the management agreements. The first two years of the agreements also include a performance guarantee from Stonebridge. The Company has the option to terminate the management agreements if specified performance thresholds are not satisfied. Stonebridge is not affiliated with either Marriott or Hilton, as a result, these hotels obtained eight separate franchise agreements with each respective franchisor. The Hilton franchise agreements generally provide for a term of 13 to 20 years. Fees associated with the agreements generally include the payment of royalty fees and program fees. The Marriott franchise agreement provides for an initial term of 15 years. The Company has the option to renew under the same terms for one additional ten year period. Fees associated with the agreement include the payment of royalty fees, marketing fees, reservation fees and a communications support fee.

As of December 31, 2004, management fees, system fees and franchise fees totaled $875,000, or 6% of revenue. These expenses are included in franchise and management fees in the consolidated statements of operations.

Note 7

Related Parties

The Company has significant transactions with related parties. These transactions cannot be construed to be arms length, and the results of the Company’s operations may be different if these transactions were conducted with non-related parties.

The Company has a contract with ASRG, a related party, to provide brokerage services for the acquisition and disposition of the Company’s real estate assets. In accordance with the contract, ASRG is paid a fee of 2% of the gross purchase price of any acquisitions or gross sale price of any dispositions of real estate investments, subject to certain conditions. As of December 31, 2004, total payments to ASRG for services under the terms of this contract were $3.6 million, which was capitalized as a part of the purchase price of the hotels.

The Company is party to an advisory agreement with Apple Six Advisors, Inc. (“ASA”), pursuant to which ASA provides management services to the Company. An annual fee ranging from .1% to .25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, are payable for these services. ASA utilizes Apple Hospitality Two, Inc. (“AHT”) to provide these services. Payments and expenses to ASA in 2004, totaled $427,000.

Mr. Knight is also Chairman and CEO of Apple Hospitality Two, Inc. (a hospitality REIT), Apple Hospitality Five, Inc. (a hospitality REIT), Cornerstone Realty Income Trust, Inc. (an apartment REIT), ASRG and ASA. The Company’s Board of Directors is the same as Apple Hospitality Two, Inc. and Apple Hospitality Five, Inc.

Note 8

Pro Forma Information (Unaudited)

The following unaudited pro forma information for the year ended December 31, 2004, is presented as if the acquisitions of the 11 hotels occurred on January 1, 2004. The pro forma information does not purport to represent what the Company’s results of operations would actually have been if such transactions, in fact, had occurred on January 1, 2004, nor does it purport to represent the results of operations for future periods.

Year ended December 31, 2004
Hotel revenues	$34,442,089
Net income	$6,142,973
Net income per share-basic and diluted	$0.41

Notes to Consolidated Financial Statements—(Continued)

The pro forma information reflects adjustments for actual revenues and expenses of the 11 hotels acquired in 2004 for the respective period in 2004 prior to acquisition by the Company. Net income has been adjusted as follows: (1) depreciation has been adjusted based on the Company’s basis in the hotels; (2) advisory expenses have been adjusted based on the Company’s contractual arrangements; and (3) common stock raised during 2004 to purchase these hotels has been adjusted to reflect issuances as of January 1, 2004.

Note 9

Commitments

The Company has entered into contracts for the purchase of eight additional hotels. Three of the eight hotels are under construction and should be completed over the next twelve months. The Company does not guarantee the debt or any other obligations related to construction. Furthermore, the Company is only obligated to purchase the properties upon satisfaction of certain conditions. The other five hotels are expected to close in the first half of 2005. Although the Company believes there is a reasonable probability that it will acquire these hotels, there can be no assurance that all of the conditions to closing will be satisfied. The following table summarizes the location, brand, gross purchase price and number of rooms for each hotel:

City	State	Franchise/Brand	Rooms	Gross Purchase Price
Foothill Ranch	CA	Hampton Inn by Hilton	84	$7,400,000
Anchorage	AK	Hampton Inn by Hilton	101	11,500,000
Bakersfield	CA	Hilton Garden Inn	120	11,500,000
Laredo	TX	Residence Inn by Marriott	109	11,445,000
Laredo	TX	Homewood Suites by Hilton	105	10,500,000
Houston	TX	Residence Inn by Marriott	130	13,600,000
Tallahassee	FL	Hilton Garden Inn	99	11,000,000
Orlando	FL	Courtyard by Marriott	86	6,000,000

		Total	834	$82,945,000

Note 10

Subsequent Events

In January 2005, the Company declared and paid $2,494,799 or $.073 per share, in a distribution to its common shareholders.

In February 2005, the Company declared and paid $2,762,046 or $.073 per share, in a distribution to its common shareholders.

In January 2005, the Company closed on an additional 3,644,247 Units, representing gross proceeds of $40,086,717 and proceeds net of selling and marketing costs of $36,078,045.

In February 2005, the Company closed on an additional 4,328,700 Units, representing gross proceeds of $47,615,700 and proceeds net of selling and marketing costs of $42,854,130.

Note 11

Industry Segments

The Company owns extended-stay and limited service hotel properties throughout the United States that generate rental and other property related income. The Company separately evaluates the performance of each of

Notes to Consolidated Financial Statements—(Continued)

its hotel properties. However, because each of the hotels have similar economic characteristics, facilities, and services, the properties have been aggregated into a single operating segment. All segment disclosures are included in, or can be derived from, the Company’s consolidated financial statements.

Note 12

Quarterly Financial Data (unaudited)

The following is a summary of quarterly results of operations for the period ended December 31, 2004:

(in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$—	$428	$5,128	$8,879
Net income / (loss)	$(6)	$40	$474	$751
Basic and diluted income / (loss) per common share	$—	$0.01	$0.03	$0.03
Distributions paid per share	$—	$0.11	$0.22	$0.22

SCHEDULE III

Real Estate and Accumulated Depreciation

As of December 31, 2004

(dollars in thousands)

					Subsequently Capitalized
Description	Brand	Encumbrances	Initial Cost		Bldg. Imp. & FF&E	Total Gross Cost (1)	Acc. Deprec.	Date of Construction	Date Acquired	Depreciable Life	# of Rooms
			Land	Bldg./FF&E
Ft. Worth, TX	Springhill Suites by Marriott	$—	$2,125	$11,619	$—	$13,744	$(245)	2004	May-04	3 - 39 yrs.	145
Myrtle Beach, SC	Courtyard by Marriott	—	1,857	7,631	19	9,507	(141)	1999	Jun-04	3 - 39 yrs.	135
Redmond, WA	Marriott	—	9,504	56,168	—	65,672	(861)	2004	Jul-04	3 - 39 yrs.	262
Anchorage, AK	Hilton Garden Inn	—	4,236	14,808	—	19,044	(109)	2002	Oct-04	3 - 39 yrs.	125
Anchorage, AK	Homewood Suites by Hilton	—	1,863	11,381	—	13,244	(98)	2004	Oct-04	3 - 39 yrs.	122
Arcadia, CA	Hilton Garden Inn	—	1,733	10,285	—	12,018	(80)	1999	Oct-04	3 - 39 yrs.	124
Arcadia, CA	Springhill Suites by Marriott	—	1,633	6,459	—	8,092	(47)	1999	Oct-04	3 - 39 yrs.	86
Glendale, CO	Hampton Inn & Suites by Hilton	6,557	3,641	11,221	—	14,862	(81)	1999	Oct-04	3 - 39 yrs.	133
Lakewood, CO	Hampton Inn by Hilton	—	2,508	8,090	—	10,598	(69)	2003	Oct-04	3 - 39 yrs.	170
Lake Forest, CA	Hilton Garden Inn	—	1,600	9,765	—	11,365	(83)	2004	Oct-04	3 - 39 yrs.	103
Phoenix, AZ	Hampton Inn by Hilton	—	1,425	5,205	—	6,630	(40)	1998	Oct-04	3 - 39 yrs.	99
Richmond, VA	Corporate Office	—	176	743	270	1,189	(27)	1893	June-04	3 - 39 yrs.	N/A

		$6,557	$32,301	$153,375	$289	$185,965	$(1,881)

Real estate owned:	2004	Accumulated depreciation:	2004
Balance as of January 1	$—	Balance as of January 1	$—
Acquisitions	185,676	Depreciation expense	1,881
Improvements	289		—

Balance as of December 31	$185,965	Balance as of December 31	$1,881

(1)	The cost basis for Federal Income Tax purposes approximates the basis used in this schedule.

EXPERIENCE OF PRIOR PROGRAMS

The tables following this introduction set forth information with respect to certain prior real estate programs sponsored by Glade M. Knight, who is sometimes referred to as the “prior program sponsor.” These tables provide information for use in evaluating the programs, the results of the operations of the programs, and compensation paid by the programs. Information in the tables is current as of December 31, 2004. The tables are furnished solely to provide prospective investors with information concerning the past performance of certain entities formed by Glade M. Knight. Regulatory filings and annual reports of Cornerstone Realty Income Trust, Apple Hospitality Two, Apple Hospitality Five and Apple Suites will be provided upon request for no cost (except for exhibits, for which there is a copy charge). In addition, Part II of our registration statement contains detailed information on the property acquisitions of Cornerstone, Apple Hospitality Two, Apple Hospitality Five and Apple Suites and is available without charge upon request of any investor or prospective investor. Please send all requests to Apple REIT Six, Inc., 814 East Main Street, Richmond, VA 23219, Attn: Kelly Clark; telephone: 804-344-8121.

In the five years ending December 31, 2004, Glade M. Knight sponsored only Cornerstone, Apple Hospitality Two, Apple Hospitality Five and Apple Suites, which have investment objectives similar to ours. Cornerstone, Apple Hospitality Two, Apple Hospitality Five and Apple Suites were formed to invest in existing residential rental properties and extended-stay and select-service hotels for the purpose of providing regular distributions to shareholders and the possibility of long-term appreciation in the value of properties and shares.

The information in the following tables should not be considered as indicative of our capitalization or operations. Purchasers of shares offered by our offering will not have any interest in the entities referred to in the following tables or in any of the properties owned by those entities as a result of the acquisition of shares in us.

See, “Apple Six Advisors and Apple Six Realty—Prior Performance of Programs Sponsored by Glade M. Knight” in the prospectus for additional information on certain prior real estate programs sponsored by Mr. Knight, including a description of the investment objectives which are deemed by Mr. Knight to be similar and dissimilar to those of the Company.

The following tables use certain financial terms. The following paragraphs briefly describe the meanings of these terms.

•	“Acquisition Costs” means fees related to the purchase of property, cash down payments, acquisition fees, and legal and other costs related to property acquisitions.

•	“Cash Generated From Operations” means the excess (or the deficiency in the case of a negative number) of operating cash receipts, including interest on investments, over operating cash expenditures, including debt service payments.

•	“GAAP” refers to “Generally Accepted Accounting Principles” in the United States.

•	“Recapture” means the portion of taxable income from property sales or other dispositions that is taxed as ordinary income.

•	“Reserves” refers to offering proceeds designated for repairs and renovations to properties and offering proceeds not committed for expenditure and held for potential unforeseen cash requirements.

•	“Return of Capital” refers to distributions to investors in excess of net income.

TABLE I: EXPERIENCE IN RAISING AND INVESTING FUNDS

Table I presents a summary of the funds raised and the use of those funds by Apple Hospitality Five, Apple Hospitality Two, Apple Suites, Inc. and Cornerstone, whose investment objectives are similar to those of Apple Six and whose offering closed within three years ending December 31, 2004.

	Apple Hospitality Five	Apple Hospitality Two	Apple Suites	Cornerstone
Dollar Amount Offered	$500,000,000	$300,000,000	$300,000,000	$432,309,058
Dollar Amount Raised	$500,000,000	$300,000,000	$125,000,000	$432,309,058
LESS OFFERING EXPENSES:
Selling Commissions and Discounts	10.00%	10.00%	10.00%	8.45%
Organizational Expenses	0.30%	0.60%	1.13%	0.75%
Other	0.00%	0.00%	0.00%	0.00%
Reserves	0.50%	0.50%	0.50%	3.00%
Percent Available from Investment	89.2%	88.90%	88.37%	87.80%
ACQUISITION COSTS:
Prepaid items and fees to purchase property	87.2%	86.90%	85.29%	86.80%
Cash down payment	0.00%	0.00%	0.00%	0.00%
Acquisition fees(1)	2.00%	2.00%	3.08%	1.00%
Other	0.00%	0.00%	0.00%	0.00%
Total Acquisition Costs	89.2%	88.90%	88.37%	87.80%
Percentage Leverage (excluding unsecured debt)	1.09%	51.0%	45.49%	57.48%
Date offering began	January 2003	May 2001	August 1999	May 1993
Length of offering (in months)	15	19	21	104
Months to investment 90% of amount available for investment (measured from beginning of offering)	N/A	19	29	104

(1)	Substantially all of the acquisition fees were paid to the sponsor or affiliates of the sponsor.

TABLE II: COMPENSATION TO SPONSOR AND ITS AFFILIATES

Table II summarizes the compensation paid to the Prior Program Sponsor and its Affiliates (i) by programs organized by it and closed within three years ended December 31, 2004, and (ii) by all other programs during the three years ended December 31, 2004.

	Apple Hospitality Five		Apple Hospitality Two			Apple Suites (3)		Cornerstone
Date offering commenced		January 2003		May 2001		August 1999		May 1993
Dollar amount raised		$500,000,000		$300,000,000		$125,000,000		$432,309,058
Amounts Paid To Prior Program Sponsor From Proceeds of Offering:
Acquisition fees
Real Estate commission		$7,600,000		$8,246,784		$3,389,000		$4,075,337
Advisory fees		$1,327,794		$749,386		$706,425		$515,689
Other		$—		$—		$—		$—
Cash generated from operations before deducting payments to Prior Program Sponsor		$42,934,000		$85,736,000		$22,415,909		$347,351,373
Aggregate Compensation To Prior Program Sponsor	$		$
Management and accounting fees		$—		$—		$(1)		$3,088,348
Reimbursements		$—		$423,000		$572,284		$2,717,655
Leasing fees		$—		$—		$—		$—
Other fees		$—	$ $	15,700,000	(4)	$3,840,000	(5)	$13,266,402	(2)

There have been no fees from property sales or refinancings

(1)	Effective January 1, 2001, Apple Suites acquired Apple Suites Management and its subsidiaries. In 2000, Apple Suites paid Mr. Glade M. Knight, its President and Chairman, a deposit of $900,000 in exchange for all of the issued and outstanding stock of Apple Suites Management. For financial reporting purposes, Apple Suites recorded the $900,000 of cash plus the fair value of net liabilities assumed of $513,520 from Apple Suites Management and its subsidiaries as a management termination fee (total of $1,413,520) in 2001. Effective January 1, 2001, all inter-company transactions, including lease revenue and rental expenses, between Apple Suites and Apple Suites Management were eliminated in consolidation.
(2)	Upon the merger transaction in which Cornerstone acquired Apple Residential, the Class B convertible shares of Apple Residential, all of which were held by management of Cornerstone, were converted into Series A convertible preferred shares of Cornerstone. The amount shown is the expense that resulted upon conversion.
(3)	Effective January 31, 2003 Apple Suites merged with and into a subsidiary of Apple Hospitality Two.
(4)	Effective January 31, 2003, Apple Hospitality Two acquired all shares of Apple Suites Advisors (previously owned by Glade Knight). As a result of this transaction, Mr. Knight received $2 million in cash a note due in 2007 in the amount of $3.5 million. Additionally as the result of this transaction, Apple Two’s Series B Preferred Shares were converted into approximately 1.3 million Series C Preferred Shares. The Series C Preferred Shares were valued at $10.2 million.
(5)	Effective with the merger of Apple Suites and Apple Hospitality Two the 24,000 Series B Shares owned by Mr. Knight or affiliates were converted into 480,000 common shares which were exchanged for 480,000 common shares of Apple Hospitality Two valued at $8 per share.

TABLE III: OPERATING RESULTS OF PRIOR PROGRAMS*

Table III presents a summary of the annual operating results for Apple Hospitality Two, Apple Suites, Cornerstone and Apple Hospitality Five, Inc., whose offerings closed in the five years ending December 31, 2004. Table III is shown on both an income tax basis as well as in accordance with generally accepted accounting principles, the only significant difference being the methods of calculating depreciation.

	2004 Cornerstone	2003 Cornerstone	2002 Cornerstone	2001 Cornerstone	2000 Cornerstone	2004 Apple Hospitality Five	2003 Apple Hospitality Five
Gross revenues	$182,492,000	$171,652,000	$162,718,000	$152,667,698	$146,555,033	$90,260,000	$33,130,000
Profit on sale of properties
Less: Operating expenses	$97,043,000	$82,668,000	$74,860,000	$62,171,562	$56,105,776	$59,107,000	$20,944,000
Interest income (expense)	$(46,050,000)	$(45,622,000)	$(41,653,000)	$(30,454,911)	$(17,125,452)	$421,000	$(33,000)
Depreciation	$54,893,000	$52,794,000	$46,021,000	$39,998,916	$36,295,408	$9,452,000	$4,001,000
Net income (loss) GAAP basis	$(15,494,000)	$(7,298,000)	$(83,000)	$17,989,530	$58,144,303	$22,122,000	$8,152,000
Taxable income	$—	$—	—	$—	$—	$—	$—
Cash generated from operations	$40,026,000	$41,678,000	$46,815,000	$50,826,085	$53,726,841	$30,955,000	$10,656,000
Cash generated from sales
Cash generated from refinancing
Less cash distributions to investors	$46,509,000	$47,304,000	$55,743,000	$45,905,786	$40,251,087	$38,928,000	$15,566,000
Cash generated after cash distribution	$(6,483,000)	$(5,626,000)	$8,928,000	$4,920,299	$13,475,754	$(7,973,000)	$(4,910,000)
Less: Special items
Cash generated after cash distributions and special items
Capital contributions, net	$6,908,000	$51,666,000	$6,774,000	$6,468,580	$6,108,737	$89,836,000	$356,429,000
Fixed asset additions	$20,497,000	$17,160,000	$17,355,000	$79,956,049	$77,213,771	$1,043,000	$1,364,000
Line of credit-change in(1)	$6,664,000	$13,604,000	—	$—	$—	$—	$—
Cash generated(2)	$373,000	$13,000	$(7,276,072)	$4,515,431	$(12,127,695)	$14,810,000	$23,817,000
End of period cash	$1,766,000	$1,393,000	$1,380,000	$8,656,072	$4,140,641	$38,630,000	$23,820,000
Tax and distribution data per $1,000 invested
Federal income tax results
Ordinary Income	12	5	33	76	46	64	46
Capital gain	7	2	—	—	19	—	—
Cash distributions to investors Source (on GAAP basis)
Investment income	$12	$5	$33	$76	$46	$64	$46
Long-term capital gain	$7	$2		$—	$19	$—	$—
Return of capital	$61	$81	$79	$36	$45	$24	$42
Source (on Cash basis)
Sales	$7	$—		$—	$—	$—	$—
Refinancings	$—	$—		$—	$—	$—	$—
Operations	$73	$88	$112	$112	$110	$88	$88
Other	$—	$—		$—	$—	$—	$—
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%					100%

* Any rows not reflected from SEC Industry Guide 5 are not applicable to the programs.

(1)	Amount reflects change in Company’s short term credit facilities.
(2)	Amount reflects the net change in Company’s cash balance during the year.

TABLE III – PART 2: OPERATING RESULTS OF PRIOR PROGRAMS

Table III presents a summary of the annual operating results for Apple Hospitality Two, Apple Suites, Cornerstone and Apple Hospitality Five, Inc., whose offerings closed in the five years ending December 31, 2004. Table III is shown on both an income tax basis as well as in accordance with generally accepted accounting principles, the only significant difference being the methods of calculating depreciation.

	2004 Apple Hospitality Two	2003 Apple Hospitality Two	2002 Apple Hospitality Two	2001 Apple Hospitality Two	2002 Apple Suites	2001 Apple Suites	2000 Apple Suites
Gross revenues	$213,642,000	$195,806,000	$106,219,804	$10,436,765	$48,724,590	$45,861,995	$16,202,929
Profit on sale of properties
Less: Operating expenses	$146,372,000	$150,840,000	$67,682,402	$2,262,543	$32,958,196	$28,886,841	$2,083,533
Interest income (expense)	$(36,195,000)	$(24,205,000)	$(12,109,218)	$633,466	$(6,907,362)	$(5,833,448)	$(6,611,716)
Depreciation	$24,626,000	$19,264,000	$7,561,545	$1,084,933	$5,555,431	$4,787,486	$2,990,381
Net income (loss) GAAP basis	$6,449,000	$1,497,000	$18,866,639	$3,316,719	$3,303,601	$4,030,649	$3,469,087
Taxable income	$—	$—	—	$—	—	$—	$—
Cash generated from operations	$20,367,000	$35,923,000	$24,002,069	$4,694,360	$7,237,462	$9,118,278	$5,512,154
Cash generated from sales
Cash generated from refinancing
Less cash distributions to investors	$37,601,000	$54,244,000	$17,330,704	$2,767,054	$10,887,004	$10,719,530	$4,099,158
Cash generated after cash distribution	$(17,234,000)	$(18,321,000)	$6,671,365	$1,927,276	$(3,649,542)	$(1,601,252)	$1,412,996
Special items
Cash generated after cash distributions and special items
Less: Capital contributions, net	$0	$90,107,000	$145,242,291	$122,888,957	—	$35,862,615	$46,631,958
Fixed asset additions	$22,174,000	$48,236,000	$6,882,614	$121,078,235	$1,828,836	$34,148,451	$11,195,756
Line of credit-change in(1)	$—	$—	—	$—	$1,500,000	$—	$—
Cash generated(2)	$(4,178,000)	$(108,226,000)	$110,052,964	$15,468,741	$(4,489,590)	$5,678,833	$2,071,714
End of period cash	$13,118,000	$17,296,000	$125,521,805	$15,468,841	$3,842,301	$8,331,891	$2,653,058
Tax and distribution data per $1,000 invested
Federal income tax results
Ordinary Income	50	105	61	$41	$37	$52	$71
Capital gain	—	—	—	$—	$—	$—	$—
Cash distributions to investors Source (on GAAP basis)
Investment income	$50	$105	$61	$41	$37	$52	$71
Long-term capital gain	$—	$—		$—	$—	$—	$—
Return of capital	$40	$20	$39	$34	$49	$25	$31
Source (on Cash basis)
Sales	$—	$—		$—	$—	$—	$—
Refinancings	$—	$—		$—	$—	$—	$—
Operations	$90	$125	$100	$75	$86	$77	$102
Other	$—	$—		$—	$—	$—	$—
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%				100%

(1)	Amount reflects change in Company’s short term credit facilities.
(2)	Amount reflects the net change in Company’s cash balance during the year.

TABLE V: SALES OR DISPOSALS OF PROPERTIES

On July 23, 1999, Apple Residential merged with Cornerstone. Prior to the merger, Apple Residential owned 29 apartment communities containing 7,503 apartment homes. The aggregate purchase price of these apartment communities was $311 million. In addition, Apple Residential’s debt of approximately $32 million was assumed by Cornerstone.

On January 31, 2003, Apple Suites, Inc. merged into a subsidiary of Apple Hospitality Two. Prior to the merger, Apple Suites owned 17 extended-stay hotels.

On April 1, 2005, Cornerstone merged into a subsidiary of Colonial Properties Trust. Prior to the merger, Cornerstone owned 87 apartment communities.

Sale of 20 Cornerstone apartment communities from 2000 through 2004:

Selling Price, Net of Closing Costs and GAAP Adjustments

Property	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total	Original Mortgage Financing	Total Acquisition Cost, Capital Improvements, Closing and Soft Costs	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Polo Club	Jun-93	Mar-00	$6,981,271	—	—	—	$6,981,271	—	$6,316,249	$6,316,249	$665,022
The Hollows	Jun-93	Mar-00	9,022,300	—	—	—	9,022,300	—	5,399,048	5,399,048	3,623,252
County Green	Dec-93	Mar-00	6,968,193	—	—	—	6,968,193	—	4,513,698	4,513,698	2,454,495
Wimbledon Chase	Feb-94	Mar-00	9,642,424	—	—	—	9,642,424	—	4,921,443	4,921,443	4,720,981
Chase Mooring	Aug-94	Mar-00	9,708,525	—	—	—	9,708,525	—	6,349,566	6,349,566	3,358,959
Wind Lake	Apr-95	Mar-00	11,719,900	—	—	—	11,719,900	—	10,034,679	10,034,679	1,685,221
Magnolia Run	Jun-95	Mar-00	7,083,707	—	—	—	7,083,707	—	6,062,839	6,062,839	1,020,868
Breckinridge	Jun-95	Mar-00	7,087,026	—	—	—	7,087,026	—	6,482,929	6,482,929	604,097
Bay Watch Pointe	Jul-95	Mar-00	5,202,102	—	—	—	5,202,102	—	4,629,336	4,629,336	572,766
Hanover Landing	Aug-95	Mar-00	7,844,760	—	—	—	7,844,760	—	6,912,569	6,912,569	932,191
Osprey Landing	Nov-95	Mar-00	7,117,989	—	—	—	7,117,989	—	5,187,648	5,187,648	1,930,341
Sailboat Bay	Nov-95	Mar-00	14,033,626	—	—	—	14,033,626	—	13,618,785	13,618,785	414,841
West Eagle Green	Mar-96	Mar-00	6,270,754	—	—	—	6,270,754	—	5,681,319	5,681,319	589,435
Savannah West	Jul-96	Mar-00	12,477,233	—	—	—	12,477,233	—	12,738,393	12,738,393	(261,160)
Paces Arbor	Mar-97	Mar-00	6,135,943	—	—	—	6,135,943	—	5,894,202	5,894,202	241,741
Paces Forest	Mar-97	Mar-00	7,158,690	—	—	—	7,158,690	—	6,781,827	6,781,827	376,863
Signature Place	Aug-96	Mar-00	6,900,000	—	—	—	6,900,000	—	7,792,000	7,792,000	(892,000)
Polo Run	Jul-99	Feb-03	9,000,000	—	—	—	9,000,000	—	9,156,000	9,156,000	(156,000)
Arbors at Windsor Lake	Jan-97	Jul-04	10,500,000	—	—	—	10,500,000	—	12,327,274	12,327,274	(1,827,274)
Stone Ridge	Dec-93	Jul-04	5,500,000	—	—	—	5,500,000	—	6,688,548	6,688,548	(1,188,548)

			$166,354,443				$166,354,443		$147,488,352	$147,488,352	$18,866,091